

January 20, 2012

<u>Via E-mail</u>
Mr. Timothy N. Tangredi
Chief Executive Officer, President and Chairman
Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL  33556

> **Re:     Dais Analytic Corporation**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 13, 2012**
> **File No. 333-176894**

Dear Mr. Tangredi:

We have limited our review of your registration statement to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Given that you are not eligible to conduct an at the market offering, please confirm to us that you will file a pre-effective amendment to disclose a fixed price or price range at which you will sell the securities covered by the registration statement.  Additionally, please disclose this price or price range on the prospectus cover page, and clarify on that page that the securities will be sold at a fixed price for the duration of the offering.  Your disclosures in the prospectus should be consistent with that fixed price or the mid-point of that price range.  In this regard, we note your current disclosures are inconsistent.  For example, you disclose a proposed maximum offering price per security of $0.40 in the Calculation of Registration Fee table, but your calculations and disclosures throughout the prospectus assume a price per share of $0.34.  Please amend the registration statement accordingly.

Use of Proceeds, page 26

2.  Given that you are now conducting this offering on a self underwritten best efforts basis, please revise this section to discuss your plans if substantially less than the maximum proceeds are obtained.  For example, you may consider disclosing how you will distribute the proceeds if you raise 10%, 25%, 50%, and 75% of the offering proceeds.  Refer to Instruction 1 to Item 504 of Regulation S-K.  This comment also applies to the Dilution section.

Executive Compensation, page 44

Summary Compensation Table, page 44

3.  It appears that, in comparison to compensation in fiscal year 2010, you experienced material changes in total compensation paid in fiscal year 2011 to David E. Longacre, Scott G. Ehrenberg, and Judith C. Norstrud.  In your narrative disclosure to the summary compensation table, please discuss the reasons for these changes in compensation.  Refer to Item 402(o) of Regulation S-K.

Capitalization, page 83

4.  Please revise the capitalization table so that it does not reflect the receipt or application of offering proceeds.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc:     Via E-mail
        Pete DiChiara
        Senior Counsel
        Richardson & Patel LLP